UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.  )*

Universal Bioenergy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91337M104
(CUSIP Number)

James Michael Ator ; 32 Karas Trail, Palm Coast, Fl. 32164; (364) 313-6161
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

April 14, 1009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.  91337M104

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

Richard D. Craven
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

For services rendered
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,200,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,200,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Individual

Item 1. Security and Issuer

Common Stock, par value $0.001.
Universal Bioenergy, Inc.
128 Biodiesel Drive
Nettleton, MS 38858

Item 2. Identity and Background

The name of the person filing this statement is James Michael Ator., hereinafter sometimes referred to as the “Reporting Person.”

(a)

(b)

(c)

(d-e)

(f)	Richard D. Craven is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The 2,200,000 shares of common stock were acquired on June 15, 2009 as payment for services rendered.

Item 4. Purpose of Transaction

The Reporting Person has acquired the 2,200,000 shares of common stock for selling such shares as necessary and in accordance with applicable securities law.

The Reporting Person may acquire additional securities of the issuer.

The Reporting Person has no plan or proposal which would relate to or would result in the following events:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(b)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)	Any material change in the present capitalization or dividend policy of the issuer;

(e)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(f)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	2,200,000 shares of common stock; 7.2% of issued and outstanding shares of common stock of the Issuer.

(b)	Reporting Person has 100% sole voting power as to 2,200,000 shares of common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2009
Date

/s/ Richard D. Craven
Signature

Richard D. Craven/President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)